[Freshfields Bruckhaus Deringer US LLP Letterhead]

CONFIDENTIAL TREATMENT REQUESTED BY INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD. PURSUANT TO 17 C.F.R. §200.83

August 5, 2021

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen,

On behalf of International General Insurance Holdings Ltd. (the “Company”), and in connection with the Company’s registration statement on Form F-3 (File No. 333-254986), attached is the Company’s memorandum discussing its warrant accounting under IFRS as well as the Company’s SAB 99 materiality analysis. We request confidential treatment pursuant to the Securities and Exchange Commission’s Rule 83 (17 CFR 200.83).

Should you have any questions, please call Michael Levitt at Freshfields Bruckhaus Deringer US LLP at 212-277-4004 or 917-855-4378.

Thank you very much for your assistance with this filing.

Regards,

/s/ Michael Levitt
Michael Levitt

Cc:

Julie Griffith, U.S. Securities & Exchange Commission

Dana Brown, U.S. Securities & Exchange Commission

Bonnie Baynes, U.S. Securities & Exchange Commission

Pervez Rizvi, International General Insurance Holdings Ltd.

Rawan Alsulaiman, International General Insurance Holdings Ltd.

Ed Jervis, Ernst & Young LLP

International General Insurance Holdings Ltd.

Analysis of Warrant Accounting

August 5, 2021

THIS MEMORANDUM AS FILED VIA EDGAR HAS BEEN OMITTED AND PROVIDED TO THE DIVISION OF CORPORATION FINANCE. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS MEMORANDUM AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

[***].